EXHIBIT 12.1



                       THE CHARLES SCHWAB CORPORATION

              Computation of Ratio of Earnings to Fixed Charges
                  (Dollar amounts in thousands, unaudited)


                                                              Three Months Ended                Nine Months Ended
                                                                 September 30,                    September 30,
                                                            1995             1994             1995            1994
                                                            ----             ----             ----            ----

Earnings before taxes on income                           $ 78,058         $ 51,594         $214,726        $168,357
--------------------------------------------------------------------------------------------------------------------


Fixed charges

   Interest expense - customer                              84,162           48,843          234,878         118,177

   Interest expense - other                                  9,877            5,755           26,030          14,751

   Interest portion of rental expense                        5,023            4,353           15,430          12,578
--------------------------------------------------------------------------------------------------------------------
   Total fixed charges (a)                                  99,062           58,951          276,338         145,506
--------------------------------------------------------------------------------------------------------------------

Earnings before taxes on income and fixed charges (b)     $177,120         $110,545         $491,064        $313,863
====================================================================================================================

Ratio of earnings to fixed charges (b) divided by (a)*         1.8              1.9              1.8             2.2
====================================================================================================================

Ratio of earnings to fixed charges as adjusted**               6.2              6.1              6.2             7.2
====================================================================================================================


  *   The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements.  For such purposes, "earnings" consist of earnings before taxes on income and fixed charges.  "Fixed charges" consist of interest expense incurred on payables to customers, term debt and one-third of rental expense, which is estimated to be representative of the interest factor.

 **   Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense.  Accordingly, the ratio of earnings to fixed charges as adjusted reflects the elimination of such interest expense as a fixed charge.